Exhibit 99.1


                          [LOGO] First Ipswich Bancorp

                                  FIRST QUARTER
                                     REPORT



                                 March 31, 2004


                                  [LARGE LOGO]


                           Investing in Relationships

                                  www.fnbi.com

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                                 April 23, 2004

Dear Shareholders, Customers and Friends,

The Board of Directors, management and staff look with great anticipation to the continued implementation of our strategic plan for 2004. Included in this plan are three major initiatives: opening several new branches in both Massachusetts and New Hampshire, commencing activity in our newest subsidiary Ipswich Capital Investment Corp., and expanding our shareholder base. Most of the work required to lay the foundation for these important initiatives was started in 2003.

The successful conversion of the Atlantic Bank of N.Y. Cambridge branch was finalized over the first weekend in April. We are delighted to welcome those customers into our First National family. Several branches are at various stages of completion including Beverly, Massachusetts and Portsmouth, New Hampshire.

From a shareholder development perspective, we have completed the shareholder 10 for 1 stock split as well as the increase in our authorized capital stock from two million shares to four million shares and we are moving forward with our efforts to expand our shareholder base.

In the financial arena, earnings have been impacted by the costs associated with all these initiatives. During the past year a significant number of staff were added to support these initiatives. This growth was needed so that staff would be in place and trained when we launch these programs. In addition, the current interest rate environment and competitive pressures have also had an impact upon earnings. Despite these factors, the bank continues to grow as it has for the past six years. Assets have increased nearly six percent over the same period last year. Loans have increased almost eleven percent in a very competitive market since last year.

We believe that the short term impact due to our aggressive undertakings planned for this year will have an immense long term benefit. This is an exciting year for the Board, management and staff. We look forward with great anticipation to see the results of these initiatives.

Very truly yours,


Neil St. John Raymond                     Donald P. Gill
Chairman of the Board                     President & CEO

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                              FIRST IPSWICH BANCORP
                           Consolidated Balance Sheets

                                                          UNAUDITED   UNAUDITED
(In thousands, except share data)                         03/31/04    03/31/03

ASSETS

Cash and cash equivalents                                 $  9,505    $ 10,066
Certificate of deposit                                       2,266          --
Securities available for sale, at fair value               105,760     128,861
Securities held to maturity, at amortized cost              37,969      14,285
Federal Home Loan Bank stock, at cost                        5,590       5,248
Federal Reserve Bank stock, at cost                            489         489
Loans, net                                                 159,294     143,903
Premises and equipment, net                                  5,559       5,320
Other assets                                                 3,789       3,917
                                                          --------    --------
        Total assets                                      $330,221    $312,089
                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                  $194,542    $188,897
Federal Home Loan Bank advances                            100,418      89,619
Other borrowed funds                                         9,421       8,352
Subordinated debentures                                      9,000       9,000
Other liabilities                                            1,142       1,811
                                                          --------    --------
        Total liabilities                                 $314,523    $297,679
                                                          --------    --------

Stockholders' equity:
   Preferred stock, $1.00 par value; 1,000,000 shares
      authorized, none issued                                   --          --
   Common stock, $1.00 par value; 4,000,000 shares
      authorized, 1,778,120 shares issued                    1,778       1,778
   Additional paid-in capital                                5,894       5,881
   Retained earnings                                         8,155       6,577
   Accumulated other comprehensive income (loss)               (18)        309
   Treasury stock, at cost (20,490 shares in 2004 and
      24,930 shares in 2003)                                  (111)       (135)
                                                          --------    --------
        Total stockholders' equity                          15,698      14,410
                                                          --------    --------

        Total liabilities and stockholders' equity        $330,221    $312,089
                                                          ========    ========

Book value per share                                      $   8.93    $   8.22

Allowance for loan losses (ALLL)                          $  1,333    $  1,372
Non-accrual loans                                         $      0    $      0
Non-performing assets                                     $      0    $      0

Net charged-off loans (recoveries)                        $     26           $
                                                                            12

Non-performing assets to total assets                         0.00%       0.00%
Non-performing assets to ALLL                                 0.00%       0.00%
Leverage ratio                                                6.22%       6.15%
Risk based capital ratio                                     14.12%      14.10%


This statement has not been reviewed or confirmed for accuracy or relevance by the Office of the Comptroller of the Currency.

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                              FIRST IPSWICH BANCORP
                        Consolidated Statements of Income

                                                                   UNAUDITED
                                                              Three Months Ended
(In thousands, except share data)                                  March 31,
                                                               2004       2003
                                                               ----       ----
Interest and dividend income:
   Interest and fees on loans                                 $2,523     $2,382
   Interest and dividends on securities                        1,541      1,480
   Other interest                                                 34          1
                                                              ------     ------
       Total interest and dividend income                      4,098      3,863
                                                              ------     ------

Interest expense:
   Interest on deposits                                          518        665
   Interest on borrowed funds                                    663        609
   Interest on subordinated debentures                           144        147
                                                              ------     ------
      Total interest expense                                   1,325      1,421
                                                              ------     ------

Net interest income                                            2,773      2,442

Provision for loan losses                                         --         --
                                                              ------     ------

Net interest income, after provision for loan losses           2,773      2,442

Other income:
   Gain on sales and calls of securities, net                    386        639
   Service charges on deposit accounts                           286        246
   Trust fees                                                     91         84
   Non-deposit investment fees                                    93         68
   Miscellaneous                                                 157        247
                                                              ------     ------
      Total other income                                       1,013      1,284
                                                              ------     ------

Operating expenses:
   Salaries and employee benefits                              1,875      1,401
   Occupancy and equipment                                       446        453
   Professional fees                                             287        175
   Other                                                         701        632
                                                              ------     ------
      Total operating expenses                                 3,309      2,661
                                                              ------     ------

Income before income taxes                                       477      1,065

Provision for income taxes                                       124        336
                                                              ------     ------

      Net income                                              $  353     $  729
                                                              ======     ======


Weighted average common shares outstanding:
   Basic                                                       1,758      1,753
   Diluted                                                     1,819      1,806
Earnings per share:
   Basic                                                      $ 0.20     $ 0.42
   Diluted                                                      0.19       0.40

Return on average assets                                        0.42%      0.95%
Return on average equity                                        9.10%     21.50%
Net interest margin                                             3.81%      3.67%


This statement has not been reviewed or confirmed for accuracy or relevance by the Office of the Comptroller of the Currency.

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                                    IPSWICH*
                                31 Market Street

                                   CAMBRIDGE#
                            2067 Massachusetts Avenue

                                     ESSEX*
                               8-10 Martin Street

                                   GLOUCESTER#
                                 207 Main street

                                  NEWBURYPORT*
                                155 State Street

                                     ROWLEY#
                                 167 Main Street

                                     ROWLEY#
                       144 Newburyport Turnpike (Route 1)

                                LONDONDERRY, NH*
                              23 Orchard View Drive

                                 MANCHESTER, NH
                                     WalMart
                                300 Keller Street

                                  NEWINGTON, NH
                                     WalMart
                              2200 Woodbury Avenue

                                   SALEM, NH#
                                     WalMart
                             300-344 North Broadway

                               866-356-FNBI (3624)
                              Connects All Offices

                       Remote ATM Locations-Massachusetts
                      Bruni's Market, 36 Essex Rd, Ipswich#
                   Salt Box Restaurant, 141 High St, Ipswich#
                          108 Eastern Ave, Gloucester*
                Topsfield Fairgrounds, 207 Boston Rd, Topsfield#
                  Dunkin Donuts, 148 Newburyport Trnpk, Rowley*

                     ATMs available at all branch locations
                         # 24-Hour ATMs * Drive-Up ATMs
                                  www.fnbi.com

Member FDIC                                                       [EOL LOGO]